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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PRAB, INC.

(Name of Issuer)

Common Stock $0.10 Par Value

(Title of Class of Securities)

739413102

(CUSIP Number)

Gary A. Herder
Prab, Inc.
5944 East Kilgore Road
Kalamazoo, Michigan 49003
Telephone (269) 382-8200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 739413102	13D	Page 2 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Kalamazoo Acquisition Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ☒

     (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Michigan

	7.	Sole Voting Power
Number of		1

Shares	8.	Shared Voting Power

Beneficially		0

Owned by Each	9.	Sole Dispositive Power

Reporting		1

Person	10.	Shared Dispositive Power

With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

100%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 739413102	13D	Page 3 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Gary A. Herder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  ☒

     (b)  ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States of America

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		1

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		1

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

100%

14.	Type of Reporting Person (See Instructions)

HC

CUSIP No. 739413102	13D	Page 4 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Edward A. Thompson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  ☒

     (b)  ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States of America

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		1

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		1

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

100%

14.	Type of Reporting Person (See Instructions)

HC

Item 1.          Security and Issuer

Name of Issuer:

Prab, Inc.

Title of Class of Equity Securities:

Common Stock $0.10 Par Value

Address of Issuer’s Principal Executive Office:

5944 East Kilgore Road
Kalamazoo, MI 49003

Item 2.          Identity and Background

Unchanged

Item 3.          Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to include the following information.

               The Merger Consideration (as defined in Item 4 below) was paid by Parent (as defined in Item 4 below) from cash and cash equivalents held by Prab at the closing and through bank financing.

Item 4.          Purpose of Transaction

Item 4 is amended and supplemented to include the following information.

               At a special meeting of shareholders of Prab held on July 9, 2004 (the “Special Meeting”), at which a quorum was present, an Agreement and Plan of Merger dated December 12, 2003, as amended (the “Merger Agreement”) by and among Prab, Kalamazoo Acquisition Corporation (“Parent”) and Kalamazoo Prab Subsidiary Corporation (“Merger Sub”) was approved by a majority of the outstanding shares of Prab Common Stock entitled to vote at the Special Meeting.

               The Merger became effective on July 9, 2004 upon the filing of the certificate of merger with the State of Michigan. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Prab, with Prab as the surviving corporation (the “Merger”), and each outstanding share of Prab Common Stock, other than shares held by Parent and Merger Sub, was converted into the right to receive $2.40 per share in cash (the “Merger Consideration”). Pursuant to the Merger Agreement, each Prab stock option outstanding at the time of the Merger was cashed out by Parent in an amount equal to the product of (i) the excess of $2.40 over the exercise price per

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share of such stock option; and (ii) the number of shares of Prab Common Stock issuable upon the exercise of such stock option.

               Prab will promptly file a Form 15 with the Securities and Exchange Commission (the “Commission”), terminating the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Common Stock will therefore no longer be an “equity security” for the purposes of Regulation 13D-G under the Exchange Act.

Item 5.          Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

               (a) As of the date hereof, Parent is the owner of 1 share of Prab’s Common Stock, representing 100% of the shares of Prab’s Common Stock as of the date of filing of this Amendment. Mr. Herder and Mrs. Thompson may be deemed to be the beneficial owners of 1 share of Prab’s Common Stock (which are the same shares directly owned by Parent as described above), representing 100% of the shares of Prab’s Common Stock as of the date of filing of this Amendment because Mr. Herder owns 51% of the outstanding stock of Parent and Mr. Thompson own 49% of the outstanding stock of Parent.

               Mr. Herder, Mr. Thompson and Parent are members of a “group” within the meaning of Rule 13d-5 under the Exchange Act, and accordingly each may be deemed to be the beneficial owner of shares beneficially owned by the other. Therefore, each of Mr. Herder, Mr. Thompson and Parent may be deemed to be the beneficial owner of the 1 share described above.

               (b) Through their ownership of Parent, Mr. Herder and Mr. Thompson share the power to vote and direct the vote of 1 share of Parent’s Common Stock held by Parent.

               (c) Except as described in the Schedule 13-D/A filed by Mr. Herder, Mr. Thompson and Parent on May 14, 2004, Mr. Herder, Mr. Thompson and Parent have not effected any transactions in the securities of Prab during the past 60 days.

               (d) None.

               (e) Not applicable. Because Parent intends to promptly file a Form 15 with the Commission terminating the registration of the Common Stock under the Exchange Act, this Amendment will be the final amendment filed by Mr. Herder, Mr. Thompson and Parent.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Unchanged.

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Item 7. Material to Be Filed as Exhibits

               99.1 Agreement and Plan of Merger dated December 12, 2003, between Prab, Inc., Kalamazoo Acquisition Corporation and Kalamazoo Prab Subsidiary Corporation (hereby incorporated by reference to Exhibit 2.1 to the Prab, Inc. Form 8-K filed on December 15, 2003).

               99.2 First Amendment to Agreement and Plan of Merger dated February 16, 2004, between Prab, Inc., Kalamazoo Acquisition Corporation and Kalamazoo Prab Subsidiary Corporation (hereby incorporated by reference to Exhibit 2.1 to the Prab, Inc. Form 8-K filed on February 17, 2004).

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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2004	KALAMAZOO ACQUISITION CORPORATION
	By:	/s/ Gary A. Herder
Gary A. Herder, President

Dated: July 9, 2004	By:	/s/ Gary A. Herder
Gary A. Herder
An Individual

Dated: July 9, 2004	By:	/s/ Edward A. Thompson
Edward A. Thompson
An Individual

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